

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 24, 2009

Robert J. Olson
Chairman of the Board, Chief Executive Officer and President
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

> **Re: Winnebago Industries**
> **Form 10-K for Fiscal Year Ended August 30, 2008**
> **Filed: October 29, 2008**
> **File No. 001-06403**

Dear Mr. Olson:

We have reviewed the responses by Raymond M. Beebe to the comments in the letter sent by the staff on March 16, 2009 and have the following comments in response.

Exhibit 4c

1. We note you have attached Exhibit 4c. This filing is missing Exhibits G and H. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including these exhibits.

2. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor